Filed Pursuant to Rule 253(g)(2)
File No. 024-10583

MOGULREIT I, LLC

SUPPLEMENT NO. 6 DATED APRIL 3, 2017
TO THE OFFERING CIRCULAR DATED JANUARY 12, 2017

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we”, “our”, “us” or the “Company”), dated January 12, 2017, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “SEC”) on January 13, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

 The purpose of this supplement is to:

•	Update the status of our offering;
•	Announce the declaration of distributions; and
•	Update our asset acquisitions

Status of our Offering

As previously discussed in the Offering Circular, we commenced our offering pursuant to Regulation A (the “Offering”) of $50,000,000 in common shares on August 15, 2016.

As of April 3, 2017, we had raised total gross offering proceeds of approximately $10.04 million, and had settled subscriptions in our Offering for an aggregate of approximately 939,138 common shares, with additional subscriptions for an aggregate of approximately 64,021common shares that have been received by the Company but not yet settled.

The Offering is expected to terminate on or before August 14, 2019, unless extended by our manager, RM Adviser, LLC, as permitted under applicable law and regulations.

Declaration of Distributions

On March 31, 2017, the Company’s manager, RM Adviser, LLC (the “Manager”), authorized a cash distribution of $0.0667 per share of the Company’s common stock to shareholders of record on April 30, 2017.  The distribution will be paid on or about May 15, 2017.

This distribution equates to approximately 8% on an annualized basis assuming a $10.00 per share purchase price and calculated for the period beginning April 1, 2017 and ending April 30, 2017.  The annualized basis return is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period.

While the Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare distributions in the future similar to the distribution disclosed herein.

Asset Acquisitions

The following information supplements the section of our Offering Circular captioned “Plan of Operation ─ Acquisitions ─ Acquisition of Orange County Mezzanine Financing ─ Garden Grove, CA”:

On March 29, 2017, the borrower for the mezzanine loan (the “Garden Grove Loan”) related to the self-storage conversion project in Garden Grove, California paid the loan balance in full in the amount of $3,915,000, plus $137,569 in interest. The interest payment included accrued interest through March 29, 2017 and a prepayment premium of $116,036 for the period from March 28, 2017 through July 4, 2017.  As contemplated in the business plan, the borrower successfully converted the industrial building into a self-storage facility and sold the asset, using a portion of the sale proceeds to pay the mezzanine loan in full.  All interest payments and yield maintenance were paid in full during the investment period, amounting to an 11% annualized interest rate.  This interest-only loan did not include any loan amortization.

The following information supplements the section of the Offering Circular captioned “Plan of Operation”:

 Acquisition of Hanford Center Bridge Financing—Hanford, CA

Hanford Center Bridge Financing — Hanford, CA

On March 31, 2017, we acquired a $1,900,000 bridge loan (“Bridge Loan”) to facilitate the refinancing of an 83.8% occupied 29,381 square foot retail building that is within a shopping center that is anchored by Big Lots and a regional grocery store. The borrower has previously raised capital on the Realty Mogul platform and successfully executed the intended business plan while timely paying off investors. The refinance allowed the borrower to pay off the existing senior loan, secure funds for tenant improvements and capital improvements to the common areas, as well as to fund an interest reserve that will cover interest for the period until the expiration of the largest tenant’s free rent period. The borrower will be retaining approximately $600,000 of cash equity in the deal.  After this refinance, the capital structure is made up of (i) $600,000 in sponsor equity, and (ii) $1,900,000 in bridge debt (held by us).

We acquired the Mezzanine Debt from Realty Mogul Commercial Capital, Co. (“RMCC”) for a purchase price of $1,900,000, which represents the principal amount. RMCC sold the investment on the same day it was originated and therefore there was no accrued but unpaid interest as of the purchase date. The acquisition was funded with the proceeds from the payoff of the Garden Grove Loan. The Bridge Loan has a floating interest rate of 8.5% plus one-month LIBOR (with a floor LIBOR rate of 1.00%. which equates to a minimum interest rate of 9.5%. The term of the loan is 18 months with one six-month extension which may be exercised by the borrower if all conditions to extend are met.

The property is located in Hanford, California, within the Hanford-Corcoran, California metropolitan statistical area (“MSA”), which is inclusive of Kings County and ranks as the 25th largest MSA in California. The MSA is part of the Fresno-Madera combined statistical area. According to the U,S. Census population estimates, the MSA had approximately 152,000 residents as of July 2015. The MSA population declined at a rate of 1.3% since 2010, a number that is below the national average of a 4.1% increase over the same period but a reflection of the small and stable nature of the market.

Fitness Evolution, the property’s largest tenant, has executed a 15-year lease agreement to occupy approximately 51% of the leasable square footage. Fitness Evolution has undergone rapid growth in the past few years and now has 50 clubs across five states with 37 locations in Northern California. The borrower has agreed to fund approximately $487,000 in tenant improvements, or $32.50 per square foot. As of March 30, 2017, the tenant improvements were approximately 25% completed. The borrower intends to refinance us out of the transaction once the main tenant’s rental concessions have burned off, which coincides with the loan maturity date.

The borrower acquired the asset in 2014 for $1,700,000 ($58 per square foot). The Bridge Loan is full recourse to the borrower and includes a carve-out guaranty for “bad boy” acts, environmental matters, and a failure to meet the conditions necessary to fund Fitness Evolution’s tenant improvements.

Since 2013, the borrower has acquired four commercial properties in the Fresno, California market including the acquisition of the Big Lots building, the junior anchor, on the adjacent parcel within the same shopping center.

Realty Mogul Commercial Capital, Co. and affiliates, as part of the original investment made on March 31, 2017, received an origination fee of $38,000 before we acquired the investment. These fees were not borne by or paid to us.